UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pieris Pharmaceuticals, Inc.

File No. 001-37471 – CF# 33887

_____

     Pieris Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 12, 2016, as amended on July 20, 2016.

     Based on representations by Pieris Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through   May 12, 2019

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Brent J. Fields
                Secretary